UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Great Lakes Dredge & Dock Corporation

(Name of Subject Company (Issuer))

Huron MergeCo., Inc.

(Name of Filing Persons (Offeror))

Saltchuk Resources, Inc.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

390607109

(CUSIP Number of Class of Securities)

Jerald W. Richards

c/o Saltchuk Resources, Inc.

450 Alaskan Way South, Suite 708

Seattle, Washington 98104

(206) 652-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Philip Richter

Ryan Messier

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York, 10004

(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on March 4, 2026 (as it may be further amended or supplemented from time to time, the “Schedule TO”), with respect to the cash tender offer (the “Offer”) made by Huron MergeCo., Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock, par value $0.0001 per share (the “Shares”), of Great Lakes Dredge & Dock Corporation (“GLDD”), pursuant to the Agreement and Plan of Merger, dated as of February 10, 2026, by and among Parent, Purchaser, and GLDD (as it may be amended or supplemented from time to time, the “Merger Agreement”), for $17.00 per Share, net to the seller thereof in cash, without interest, subject to any required tax withholdings (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Offer to Purchase or the Schedule TO, as applicable. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 11.

The information set forth in the Offer to Purchase under Section 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by deleting the paragraph of the subsection titled “Litigation” and adding the following paragraphs in its place:

“As of March 23, 2026, three complaints were filed in state court by purported stockholders of GLDD regarding the Transactions (the “Complaints”). On March 9, 2026, Steven Weiss, a purported stockholder of GLDD, filed a complaint in the Supreme Court of the State of New York, County of New York, against GLDD and the GLDD Board, captioned Weiss v. Great Lakes Dredge & Dock Corporation, et al., Index No. 651452/2026 (the “Weiss Complaint”). The Weiss Complaint alleges that the Schedule 14D-9 misrepresents and/or omits material information and, as a result, asserts causes of action against all defendants for (i) negligent misrepresentation and concealment in violation of New York common law and (ii) negligence in violation of New York common law. The Weiss Complaint seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission or actual and punitive damages in the event the Transactions are consummated; and (iii) an award of plaintiff’s fees and expenses, including attorneys’ and experts’ fees.

On March 10, 2026, Matthew Hamilton, a purported stockholder of GLDD, filed a complaint in the Supreme Court of the State of New York, County of New York, against GLDD and the GLDD Board, captioned Hamilton v. Great Lakes Dredge & Dock Corporation, et al., Index No. 651461/2026 (the “Hamilton Complaint”). The Hamilton Complaint alleges that the Schedule 14D-9 misrepresents and/or omits material information and, as a result, asserts causes of action against all defendants for (i) negligent misrepresentation and concealment in violation of New York common law and (ii) negligence in violation of New York common law. The Hamilton Complaint seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission or actual and punitive damages in the event the Transactions are consummated; and (iii) an award of plaintiff’s fees and expenses, including attorneys’ and experts’ fees.

On March 13, 2026, Robert Garfield and Anthony Zaccagnino, purported stockholders of GLDD, filed a complaint in the Supreme Court of the State of New York, County of Westchester, against GLDD, the GLDD Board, Purchaser, Parent, and Guggenheim Securities, captioned Garfield and Zaccagnino v. Armstrong, et al., Index No. 59413/2026 (the “Garfield Complaint”). The Garfield Complaint alleges, among other things, that this Schedule TO and the Schedule 14D-9 misrepresent and/or omit material information and, as a result, asserts causes of action against the defendants for (i) negligent misrepresentation and concealment in violation of New York and Florida common law (against all defendants); (ii) negligence in violation of New York and Florida common law (against all defendants); (iii) violation of the Florida Securities and Investor Protection Act, Fla. Stat. §§ 517.211 and 517.301 (against all defendants except Guggenheim Securities); and (iv) civil conspiracy in violation of Florida common law (against all defendants except Guggenheim Securities). The Garfield Complaint seeks, among other things, (i) declarations that the defendants engaged in the alleged unlawful conduct; (ii) corrective and complete disclosures; (iii) injunctive relief preventing the consummation of the Transactions; (iv) rescission in the event the Transactions are consummated; and (v) an award of plaintiff’s fees and expenses, including attorneys’ and experts’ fees.

In addition to the Complaints, GLDD has received demand letters from purported GLDD stockholders, which generally allege disclosure deficiencies in connection with the disclosures associated with the Transactions, as well as a letter from a purported GLDD stockholder requesting to inspect the books and records of the Company pursuant to Section 220 of the DGCL (collectively, the “Demand Letters”). GLDD has also received written demands for appraisal from two related purported GLDD stockholders pursuant to Section 262 of the DGCL.

GLDD, Purchaser and Parent believe that the allegations and claims asserted in the foregoing Complaints and Demand Letters are without merit and that no further disclosure is required. It is possible that additional, similar complaints or demand letters may be filed against, or received by, GLDD, the GLDD Board, Purchaser or Parent or that the Complaints or Demand Letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, GLDD, Parent or Purchaser will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2026

HURON MERGECO., INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Treasurer

SALTCHUK RESOURCES, INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Senior V.P. and CFO